P.E. 1/1/02

FORM 6-K

333-13649

02012479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

Acambis plc
(Translation of registrant's name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

Notice of Results
Additional listing
Director shareholding
Blocklisting Interim Review
EGM statement

10:17 16 Jan RNS-RNS-Acambis PLC <ACM.L> Notice of Results

RNS Number:0500Q
Acambis PLC
16 January 2002

16 January 2002

Acambis plc

Acambis plc will be announcing its preliminary results for the year ended 31 December 2001 on Tuesday, 12 March 2002.

Enquiries:
Financial Dynamics Tel: 020 7831 3113

Mo Noonan

END

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Wednesday, 16 January 2002 10:17:19
RNS [nRNSP0500Q]

15:53 03 Jan RNS-RNS-Acambis PLC <ACM.L> Additional Listing

RNS Number:4514P

Acambis PLC

3 January 2002

Acambis plc ("the Company")

Application has been made to the UK Listing Authority of the FSA, and to the London Stock Exchange for the block listing of 300,000 Ordinary Shares of 10p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

150,000 Shares will be issued pursuant to the Oravax 1990 Scheme, and the remaining 150,000 Shares will be issued pursuant to the Oravax 1995 Scheme.

END

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Thursday, 3 January 2002 15:53:22
RNS [nRNSC4514P]

13:20 02 Jan RNS-Acambis PLC <ACM.L> Director Shareholding

RNS Number:3750P

Acambis PLC

2 January 2002

Acambis plc announces that, on 31 December 2001, awards of options over ordinary shares of 10p each were made to the following Directors under the Acambis 1999 Share Option Plan:

Director: Dr John Brown
Number of shares: 19,520
Exercise price in pence: 333p
Date of grant: 31 December 2001
Period of exercise: 31 December 2004 to 30 December 2011
Total number of shares over which options held following this notification: 1,196,485

Director : Gordon Cameron
Number of shares: 13,911
Exercise price in pence: 333p
Date of grant: 31 December 2001
Period of exercise: 31 December 2004 to 30 December 2011
Total number of shares over which options held following this notification: 953,608

Director : Nicolas Higgins
Number of shares: 11,637
Exercise price in pence: 333p
Date of grant: 31 December 2001
Period of exercise: 31 December 2004 to 30 December 2011
Total number of shares over which options held following this notification: 768,037

If you require further information please contact Elizabeth Brown on 01223 275300

END

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Wednesday, 2 January 2002 13:20:52

ENDS [nRNSB3750P]

14:51 03 Jan RNS-RNS-Acambis PLC <ACM.L> Blocklisting Interim Review

RNS Number:4399P

Acambis PLC

3 January 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Acambis plc

2. Name of scheme
Peptide Therapeutics Group plc 1994 Unapproved Share Option Scheme

3. Period of return: From 01 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
8,398

5. Number of shares issued/allotted
under scheme during period:
nil

6. Balance under scheme not yet issued/allotted
at end of period:
8,398

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
93,073,317

Contact for queries: Elizabeth Brown

Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT

Name of person making return:

Elizabeth Brown

Telephone: 01223 275300

Position of person making return:

Director of Finance & Planning

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Unapproved Share Option Scheme

3. Period of return: From 01 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
1,339,026

5. Number of shares issued/allotted
under scheme during period:
410,659

6. Balance under scheme not yet issued/allotted
at end of period:
928,367

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
93,073,317

Contact for queries: Elizabeth Brown

Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT

Name of person making return:

Elizabeth Brown

Telephone: 01223 275300

Position of person making return:

Director of Finance & Planning

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1996 Approved Share Option Scheme

3. Period of return: From 01 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
927,539

5. Number of shares issued/allotted
under scheme during period:
268,196

6. Balance under scheme not yet issued/allotted
at end of period:
659,343

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
93,073,317

Contact for queries: Elizabeth Brown

Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT

Name of person making return:

Elizabeth Brown

Telephone: 01223 275300

Position of person making return:

Director of Finance & Planning

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3. Period of return: From 01 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period:
63,626

5. Number of shares issued/allotted
under scheme during period:
21,505

6. Balance under scheme not yet issued/allotted
at end of period:
42,121

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
93,073,317

Contact for queries: Elizabeth Brown

Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road,
Cambridge CB1 9PT

Name of person making return:

Elizabeth Brown

Telephone: 01223 275300

Position of person making return:

Director of Finance & Planning
END

BLRUUUUAGUPPGCW

11:49 21 Dec RNS-Acambis PLC <ACM.L> EGM Statement

RNS Number:1134P

Acambis PLC

21 December 2001

Result of the Extraordinary General Meeting

Cambridge, UK - 21 December 2001 - At the Extraordinary General Meeting of Acambis plc ("Acambis" or "the Company") (LSE: ACM, NASDAQ: ACAM), held today, the resolution to approve the proposed financing of the Canton facility, on the terms of the financing agreements as set out in the circular to shareholders dated 5 December, was duly passed.

Finalisation of all the agreements related to the financing is expected to take place today.

-ends-

Enquiries:

Acambis plc

Dr John Brown, Chief Executive Officer Tel: +44 (0) 1223 275 300
Lyndsay Wright, Communications Manager
Gordon Cameron, Chief Financial Officer

Deutsche Bank

Phil Cowdy Tel: +44 (0) 20 7545 8000

Notes to editors:

Acambis is a biopharmaceutical company researching, manufacturing and developing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, USA. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company's website at www.acambis.com

This news release contains forward looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital, and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

END

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Friday, 21 December 2001 11:49:24
ENDS [nRNSU1134P]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2002

ACAMBIS PLC

By: /s/ Lyndsay Wright
Name: Lyndsay Wright
Title: Director of Communications